

Mail Stop 7010

December 22, 2008

<u>Via U.S. Mail</u>

Daniel Roling
President and Chief Executive Officer
National Coal Corp.
8915 George Williams Road
Knoxville, TN 37923

> **Re:** **National Coal Corp.**
> **Registration Statement on Form S-3**
> **Filed November 25, 2008**
> **File Number 333-155659**

Dear Mr. Roling:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>The Offering, page 3</u>

1. We note that on December 29, 2005, you sold 55,000 warrants exercisable into 1,732,632 shares of common stock. We also note that your registration statement relates to 1,638,125 shares of common stock underlying warrants that were issued

in this December 29, 2005 transaction. We further note that, pursuant to a Form S-3 that was declared effective on July 28, 2006, 333-134147, you have already registered 580,375 shares of common stock that are underlying the warrants that were issued in this December 29, 2005 transaction. Accordingly, it appears that you are attempting to register too many shares of common stock, when you consider this current Form S-3 in conjunction with the S-3 declared effective on July 28, 2006, in light of the numbers involved in the December 29, 2005 transaction.

2. Please tell us the status of the registration statement on Form S-3, 333-134147. Based on the numbers you are currently attempting to register, it appears that 3,000 warrants and 94,507 underlying common shares have already been sold. Please tell us what you intend to do with the remaining unsold warrants and underlying common shares that were originally registered on the Form S-3, 333-134147. Tell us whether you intend to file a post-effective amendment to de-register or provide an update with respect to those remaining securities, and/or whether you intend to amend the current S-3 to register the correct amount of shares available for registration.

Use of Proceeds, page 18

3. We note your disclosure that you "currently intend to use the proceeds for general corporate purposes." Please expand your discussion to include the principal reasons for the offering as required by Item 504 of Regulation S-K.

Item 17 -- Undertakings, page II-3

4. Please revise your registration statement to include the appropriate corresponding undertakings required by Items 512(a)(5) and 512(a)(6) of Regulation S-K or tell us why you do not believe it is appropriate to do so.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey L. McNeil at (202) 551-3392 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Tracey L. McNeil

        <u>Via Facsimile</u>
        John J. McIlvery, Esq.
        (818) 444-6302